Exhibit 21.1

Subsidiaries of NuVasive, Inc.

The following is a list of subsidiaries of the Company as of December 31, 2017, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

Name	Jurisdiction of Incorporation
NuVasive Specialized Orthopedics, Inc.	Delaware
NuVasive Clinical Services Monitoring, Inc.	Delaware